Exhibit 99.35
CONSENT OF A. AITCHISON

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated July 1, 2004 entitled “An Independent Technical Report on the Damang gold mine, Ghana” (the “Abosso Report”); and

2.
The annual information form of the Company dated March 30, 2007, which includes reference to our name in connection with information relating to the Abosso Report and the properties described herein and relating to the Damang Mines in Ghana.

March 30, 2007

/s/ A. Aitchison
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A. Aitchison